Mail Stop 3561
                                                            October 9, 2018

Dr. Julian Adams
Chief Executive Officer
Gamida Cell Ltd.
5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340
Israel

       Re:     Gamida Cell Ltd.
               Registration Statement on Form F-1
               Filed September 28, 2018
               File No. 333-227601

Dear Dr. Adams:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2018 letter.

Business

NAM-NK: Our Immuno-Oncology Product Candidate

Phase 1 trial of NAM-NK in patients with MM or NHL, page 98

1. Your revised disclosure on pages 3 and 87 indicates that you have now reported preliminary data from your Phase 1 trial of NAM-NK in patients with MM or NHL.
       Please update this section to describe the preliminary data.
 Dr. Julian Adams
Gamida Cell Ltd.
October 9, 2018
Page 2


Certain Relationships and Related Party Transactions

Agreements and Arrangements with Directors and Executive Officers, page 137

2. We note your revised disclosure in this section regarding your letter agreements with
       Mr. Blum and Dr. Adams. Please file these agreements as exhibits to your registration statement. Refer to Item 8.a of Form F-1 and Item
601(b)(10)(iii)(A) of
       Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-
Adviser, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products